UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31975

Lehman ABS Corporation, on behalf of:

Corporate Bond-Backed Certificates, Series 1998-ADM-1 Trust

(Exact name of registrant as specified in its charter)

277 Park Avenue,

New York, New York 10172

(646) 285-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporate Bond-Backed Certificates, Series 1998-ADM-1 Trust

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Corporate Bond-Backed Certificates, Series 1998-ADM-1 Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 4, 2018	By:	/s/ Clifford S. Feibus
	Name:	Clifford S. Feibus
	Title:	Senior Vice President and Controller